VEON Ltd. announces it is conducting a sales process for its Russian operations Amsterdam, 02 November 2022 07:00 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, today announces that it is conducting a competitive sales process in relation to its Russian operations. VEON’s management is currently exploring options in an effort to ensure that an optimal outcome is achieved for all relevant stakeholders, including VEON, its Russian operations, its shareholders, its creditors, its customers and its employees working both in and outside of Russia. Important Notice Elements of this press release contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s intent to proceed with and conclude a sales process with respect to its Russian operations. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments. There can be no assurance that the sales process mentioned above will result in an acceptable offer or, even if an acceptable offer is obtained and results in an acquisition agreement being reached, that the requisite approvals will be received. As of today, VEON has not committed to anything with regards to its Russian operations, nor can it be certain that any of the options that may be considered will be completed, or the terms of any such option or potential sale would receive required Board, regulatory and any necessary creditor approvals. About VEON VEON is a global digital operator that provides converged connectivity and online services to over 200 million customers in seven high-growth markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com.

Contact Information VEON Investor Relations Nik Kershaw ir@veon.com